

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Sebastian Alsheimer
Partner, Wilson Sonsini Goodrich & Rosati
Elanco Animal Health Inc
1301 Avenue of the Americas
40th Floor
New York, NY 10019

> **Re: Elanco Animal Health Inc**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Ancora Holdings Group, LLC et al.**
> **Filed February 29, 2024**
> **File No. 001-38661**

Dear Sebastian Alsheimer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12

Presentation, page 6

1. We note your repeated references to your expectations about what the company will claim (pages 6 and 8). It is unclear how you are able to predict what the company will claim or say. Please provide support for your statements or confirm that you will refrain from making similar statements in future filings.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements:

- in each of the six boxes on page 11.
- that the company overpaid in the Bayer acquisition (page 19).
- that Mr. Simmons has failed to execute on revenue growth, growth margin, EBITDA margin, leverage and free cash flow since the company's IPO (page 19). In this respect, we note that later slides refer to estimated 2024 results while the referenced statement presents your view as to historical results.
- that the company "continues to disingenuously highlight EBITDA improvement" (page 24).
- that "net working capital has become a meaningful drag" (page 25).
- that proxy advisory firms have recommended against the election of incumbent directors (page 27).

3. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosures that "The Board is clearly committed to ignoring the will of shareholders, underscoring its culture of entrenchment." (page 27)

4. Please provide us supplemental support for the disclosure in the last bullet point on page 28.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions